UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Match Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

57665R106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57665R106

1.	Names of Reporting Persons IAC/InterActiveCorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 209,919,402 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 209,919,402 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,919,402 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 84.6% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 209,919,402 shares of Class B Common Stock beneficially owned by IAC/InterActiveCorp on an as converted basis into shares of Common Stock in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC/InterActiveCorp into shares of Common Stock on a one-for-one basis.  Because each share of Class B Common Stock is entitled to ten votes per share, and each share of Common Stock is entitled to one vote per share, IAC/InterActiveCorp may be deemed to beneficially own equity securities of the Company representing approximately 98.2% of the total number of votes of all classes of common stock of the Company, based on 38,343,333 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding on December 31, 2015.

Item 1.
	(a)	Name of Issuer Match Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8300 Douglas Avenue, Suite 800, Dallas, TX 75225

Item 2.
	(a)	Name of Person Filing IAC/InterActiveCorp
	(b)	Address of Principal Business Office or, if none, Residence 555 West 18th Street, New York, NY 10011
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 57665R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 209,919,402 (1)
(b) Percent of class: 84.6% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 209,919,402 (1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 209,919,402 (1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

(1)         Reflects 209,919,402 shares of Class B Common Stock beneficially owned by IAC/InterActiveCorp on an as converted basis into shares of Common Stock in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC/InterActiveCorp into shares of Common Stock on a one-for-one basis.  Because each share of Class B Common Stock is entitled to ten votes per share, and each share of Common Stock is entitled to one vote per share, IAC/InterActiveCorp may be deemed to beneficially own equity securities of the Company representing approximately 98.2% of the total number of votes of all classes of common stock of the Company, based on 38,343,333 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding on December 31, 2015.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2016
Date

/S/ GREGG WINIARSKI
Signature

Executive Vice President, General Counsel & Secretary
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).